Exhibit 99.2

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Israel (Rael) Kolevsohn and Adi Sfadia, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.1 per share, of RADVISION Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Tuesday, August 31, 2010 at 10:00 a.m. (Israel time) at the principal offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEM 1 SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE BOARD OF DIRECTORS OF THE COMPANY.

(Continued and to be signed on reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RADVISION LTD.

August 31, 2010

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To approve and ratify the repurchase of ordinary shares, par value NIS 0.10 per share, of the Company by means of a special self tender offer, as described in the Proxy Statement for the Extraordinary General Meeting dated August 2, 2010.

☐ FOR                                ☐ AGAINST                                           ☐ ABSTAIN

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in Item 1 above under the Israeli Companies Law. (See “Shareholder Approval” in  “APPROVAL OF REPURCHASE OF ORDINARY SHARES BY MEANS OF A SPECIAL SELF TENDER OFFER” in  the Proxy Statement for more information and for instructions on how to vote if you do have a “personal interest.”)

THIS PROXY MUST BE RECEIVED BY THE COMPANY’S TRANSFER AGENT OR AT ITS REGISTERED OFFICE IN ISRAEL AT LEAST FORTY-EIGHT (48) HOURS PRIOR TO THE APPOINTED TIME OF THE MEETING TO BE VALIDLY INCLUDED IN THE TALLY OF ORDINARY SHARES VOTED AT THE MEETING.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _____________________________________ Date _____________

Signature of Shareholder _____________________________________ Date _____________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.